

February 18, 2011

Alceu Duilio Calciolari
Chief Financial and Investor Relations Officer
Gafisa S.A.
Av. Nações Unidas No. 8,501; 19th Floor
05425-070 São Paulo, SP Brazil

>   **Re: Gafisa, S.A.**
>   **Form 20-F for the year ended December 31, 2009**
>   **Filed March 10, 2010**
>   **File No. 1-33356**

Dear Mr. Calciolari:

We have reviewed your response letter filed on EDGAR on February 15, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings. Some of our comments refer to U.S. GAAP literature. If your accounting under Brazilian GAAP differs from your accounting under U.S. GAAP, please also show us the additional disclosures that will be included in your U.S. GAAP reconciliation footnote.

Item 3 – Information on the Company

Overview of Residential Buildings, page 25

2. We note your response to comment two from our letter dated November 23, 2010. However, it appears that your table summarizing projects completed in 2009 or prior where the number of units sold as of December 31, 2009 was less than 90% is incomplete. We noted several projects in your disclosures on pages 25 to 33 which appear to meet the specified criteria noted above but were excluded from the table in your response letter. For example, your disclosures on pages 25 to 33 indicate that Residencial Renata, Residencial Bela Vista, Aresenal Life, Belford Roxo Garden, Santo Antonio Life, and Alphaville – Campo Grande were all completed during 2009 or prior and had less than 90% of their units sold as of December 31, 2009. This is not intended to be an all inclusive list. Please revisit the completeness of your prior response and provide us with an update as necessary for any additional projects which were completed in 2009 or prior but had less than 90% of their units sold as of December 31, 2009. For each of these projects, please similarly explain the circumstances surrounding the number of unsold units and explain how you evaluated these projects for impairment as of December 31, 2009.

3. As a related matter, please confirm that when you prepared your response to comment two from our letter dated November 23, 2010, you considered any projects that may have been launched prior to 2007 and therefore did not appear in your disclosures on pages 25 to 33.

4. We noted several instances in which projects have been launched but your disclosures on pages 25 to 33 provide no indication of usable area, no indication of a completion year, and only a small percentage of units were sold as of December 31, 2009. For example, Aroeira Garden, Vila Riveria/Vila Positano - Phase 1, Hamburgo Garden, Munique Garden, and Santa Rita Life. This is not intended to be an all inclusive list. For each of these projects, please explain the circumstances surrounding the lack of sales and explain how you evaluated these projects for impairment as of December 31, 2009.

5. Please tell us why the drywall technology you used for Residencial Vale do Sol and Residencial Vitoria Regia has resulted in customers not being able to obtain third party financing from a Brazilian financial institution. Please tell us the extent to which you have experienced or are experiencing this issue with any other projects.

6. Please tell us and revise your future filings to disclose the level at which you evaluate your properties held for sale for impairment under U.S. GAAP. For example, it is unclear if you evaluate impairment for each individual project, by neighborhood, by city or some other method.

Customer Financing, page 38

7. We note your response to comment three from our letter dated November 23, 2010. Please confirm that the table in your supplemental response will be part of the additional disclosure you will include in future filings. Please also clarify whether the table shows the full sales value of the terminations or just the net amount after factoring in penalties. We await your consideration of the default rates and termination practices and their implication on your U.S. GAAP accounting policies for revenue recognition under the percentage of completion method for each period presented in your December 31, 2009 Form 20-F, as well as for the year ended December 31, 2010. Please provide us with the analysis you performed supporting the conclusions you reach.

8. Please revise your filings to quantify the amount of penalties each segment charged during the periods presented to customers that defaulted on their sales contracts. Please also disclose where you classified these penalties in your financial statements. To the extent that these penalties had a significant impact upon your consolidated or segment results from operations, this should be clearly identified and discussed in your MD&A.

Item 5 – Operating and Financial Review and Prospects

Business Segments, page 66

9. We note your response to comment four from our letter dated November 23, 2010. To the extent that fluctuations in the number of units planned but not launched, the amount of land held for development, or the value of unsold inventory have significantly impacted your segment results from operations, we believe that an analysis of these factors would provide greater transparency to investors about your business through the eyes of management. Please revise your MD&A to explain any significant fluctuations in the above items, as applicable. Please also revise to explain in greater detail how the mix of the types of developments under construction has changed for each of your segments during the periods presented and specifically how the change in mix affected each segment's results of operations.

10. Your proposed revisions to the Gafisa segment's MD&A for the years ended December 31, 2009 and 2008 included a statement that the increase in operating costs was primarily attributable to the greater volume of construction in progress in 2009 as compared to 2008. However, your discussion of net operating revenue for the same period indicated that there was a decrease in the number of units launched from 4,949 in 2008 to 3,413 units in 2009. It is unclear how the volume of construction for this segment increased during 2009 if the number of units launched decrease. Please revise to clarify.

Alceu Duilio Calciolari
Gafisa, S.A.
February 18, 2011
Page 4

<u>Audited Consolidated Financial Statements</u>

<u>Note 25 – Supplemental Information – Summary of Principal Difference Between Brazilian GAAP and U.S. GAAP</u>

<u>(c) U.S. GAAP supplemental information, page F-82</u>

11. We note your response to comment six from our letter dated November 23, 2010. It appears that during 2007, 2008 and 2009 you changed the structure of your internal organization in a manner that caused the composition of your reportable segments to change. Please tell us how you considered ASC 280-10-50-34 through 50-36 in deciding not to restate your segment information for prior periods so that the presentation between periods would be more comparable.

<u>(d) U.S. GAAP condensed consolidated financial information, page F-88</u>

12. We note your responses to comments seven and eight from our letter dated November 23, 2010. Please supplementally provide us with statements of cash flows in compliance with IAS 7 for the periods presented in your Form 20-F so that we can understand how these cash flow statements would have differed from the Brazilian GAAP cash flow statements presented in your filing. Please also provide us with your materiality analysis under SAB Topic 1:M explaining how you determined that the errors in your IAS 7 cash flow statement and the presentation of your cash and cash equivalents under U.S. GAAP were not qualitatively or quantitatively material.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions.

Sincerely,

Rufus Decker
Accounting Branch Chief